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                                EXHIBIT 11

                               AIRGAS, INC.

                      EARNINGS PER SHARE CALCULATIONS

                                          Three Months Ended
                                               June 30,
(In thousands, except per share amounts)  2000          1999
Weighted Average Shares Outstanding:

Basic shares outstanding                  65,100,000    69,800,000

Stock options - incremental shares           400,000     1,200,000

Contingently issuable shares               1,800,000       100,000

Diluted shares outstanding                67,300,000    71,100,000

Net earnings                              $9,816,000    $9,085,000

Basic earnings per share                        $.15          $.13

Diluted earnings per share                      $.15          $.13

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